Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260687

PROSPECTUS SUPPLEMENT

NEXTNAV INC.

9,000,000 Shares of Common Stock issuable upon exercise of Warrants

74,958,335 Shares of Common Stock held by certain Selling Securityholders

8,999,200 Warrants to Purchase Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 23, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-260687), as amended most recently by the post-effective amendment filed on August 10, 2022, with the information contained in our current report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2023 (the “2023Q1 Form 10-Q”). Accordingly, we have attached the 2023Q1 Form 10-Q to this prospectus supplement (but without the exhibits filed with the 2023Q1 Form 10-Q).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Warrants are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “NN” and “NNAVW,” respectively. On May 5, 2023, the closing sale prices of our Common Stock and Warrants as reported on Nasdaq were $2.08 and $0.60, respectively.

___________________________

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our Common Stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

___________________________

The date of this prospectus supplement is May 10, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-40985

NextNav Inc.

(Exact name of registrant as specified in its charter)

Delaware	87-0854654
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1775 Tysons Blvd., 5th Floor McLean, VA	22102
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 775-0982

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	NN	The Nasdaq Capital Market
Warrants, each to purchase one share of Common Stock	NNAVW	The Nasdaq Capital Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Smaller reporting company	☒
Accelerated filer	☐	Emerging growth company	☒
Non-accelerated filer	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

There were 107,718,313 shares of the registrant’s common stock outstanding as of May 5, 2023.

NEXTNAV INC.

QUARTERLY REPORT ON FORM 10-Q

FOR THE QUARTER ENDED MARCH 31, 2023

Unless the context otherwise requires, all references in this Quarterly Report on Form 10-Q to “NextNav,” the “Company,” “we,” “us,” and “our” include NextNav Inc. and its subsidiaries.

i

Cautionary Note Regarding Forward-Looking Statements

This Quarterly Report on Form 10-Q contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1034, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, statements regarding our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, and are not guarantees of future performance. The words “may,” “anticipate,” “believe,” “expect,” “intends,” “might,” “plan,” “possible,” “potential,” “aim,” “strive,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements may relate to, but are not limited to: expectations regarding our strategies and future financial performance, including future business plans or objectives, expected functionality of our geolocation services, anticipated timing and level of deployment of our services, anticipated demand and acceptance of our services, prospective performance and commercial opportunities and competitors, the timing of obtaining regulatory approvals, ability to finance our research and development activities, commercial partnership acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends, revenue, liquidity, cash flows and uses of cash, capital expenditures, and our ability to invest in growth initiatives; our ability to recognize the anticipated benefits of the Business Combination (as defined below), our ability to realize the anticipated technical and business benefits associated with the acquisition of Nestwave (as defined below), and any subsequent mergers, acquisitions, or other similar transactions, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; factors relating to our future operations, projected capital resources and financial position, estimated revenue and losses, projected costs and capital expenditures, prospects and plans, including the potential increase in customers on our Pinnacle network, the expansion of our services in Japan through MetCom, and expectations about other international markets; projections of market growth and size, including the level of market acceptance for our services; our ability to adequately protect key intellectual property rights or proprietary technology; our ability to maintain our Location and Monitoring Service (“LMS”) licenses and obtain additional LMS licenses as necessary; our ability to maintain adequate operational financial resources or raise additional capital or generate sufficient cash flows, including the adequacy of our financial resources to meet our operational and working capital requirements for the 12-month period following the issuance of this report; our ability to develop and maintain effective internal controls; our success in recruiting and/or retaining officers, key employees or directors; expansion plans and opportunities; costs related to being a public company; our ability to maintain the listing of our securities on Nasdaq; and the outcome of any known and unknown litigation and regulatory proceedings, as well as assumptions relating to the foregoing.

Forward-looking statements are based on information available as of the date of this quarterly report on Form 10-Q, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views of any subsequent date, and we do not undertake any obligation to update or revise any forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

For additional information regarding risk factors, see Part II, Item 1A, “Risk Factors” of this quarterly report on Form 10-Q and Part I, Item 1A, “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2022, as well as those otherwise described or updated from time to time in our other filings with the Securities and Exchange Commission (the “SEC”).

ii

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

NextNav Inc.

CONDENSED Consolidated Balance Sheets

(IN THOUSANDS, EXCEPT SHARE DATA)

	March 31, 2023 (unaudited)	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$43,813	$47,230
Short term investment	2,986	8,216
Accounts receivable	1,189	2,168
Other current assets	3,635	3,576
Total current assets	$51,623	$61,190
Network under construction	2,634	3,574
Property and equipment, net of accumulated depreciation of $6,844 and $5,971 at March 31, 2023 and December 31, 2022, respectively	20,184	19,180
Operating lease right-of-use assets	12,417	10,143
Goodwill	17,821	17,493
Intangible assets	10,602	10,397
Other assets	1,732	1,811
Total assets	$117,013	$123,788

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$656	$1,019
Accrued expenses and other current liabilities	4,993	5,241
Operating lease current liabilities	2,440	2,532
Deferred revenue	60	95
Total current liabilities	$8,149	$8,887
Warrants	7,000	4,200
Operating lease noncurrent liabilities	7,744	5,290
Other long-term liabilities	1,600	1,547
Total liabilities	$24,493	$19,924

Stockholders’ equity:
Common stock, authorized 500,000,000 shares; 107,156,831 and 106,418,442 shares issued and 107,155,654 and 106,417,265 shares outstanding at March 31, 2023 and December 31, 2022, respectively	12	12
Additional paid-in capital	791,703	787,130
Accumulated other comprehensive income	1,803	1,371
Accumulated deficit	(704,841)	(688,492)
Common stock in treasury, at cost; 1,177 shares at March 31, 2023 and December 31, 2022	(4)	(4)
Total stockholders’ equity	$88,673	$100,017
Non-controlling interests	3,847	3,847
Total liabilities and stockholders’ equity	$117,013	$123,788

See accompanying notes.

1

 NextNav INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Three Months Ended March 31,
	2023	2022
Revenue	$830	$1,199
Operating expenses:
Cost of goods sold (exclusive of depreciation and amortization)	3,023	3,037
Research and development	4,578	3,988
Selling, general and administrative	6,054	9,340
Depreciation and amortization	1,125	882
Total operating expenses	$14,780	$17,247
Operating loss	$(13,950)	$(16,048)
Other income (expense):
Interest income	469	—
Change in fair value of warrants	(2,800)	6,387
Other loss, net	(81)	(16)
Loss before income taxes	$(16,362)	$(9,677)
Benefit (Provision) for income taxes	13	(34)
Net loss	$(16,349)	$(9,711)
Foreign currency translation adjustment	432	(13)
Comprehensive loss	$(15,917)	$(9,724)
Net loss attributable to common stockholders	$(16,349)	$(9,711)
Weighted average of shares outstanding – basic and diluted	106,405	100,868
Net loss attributable to common stockholders per share - basic and diluted	$(0.15)	$(0.10)

See accompanying notes.

2

NextNav INC.

CONDENSED Consolidated Statements of Changes in Stockholders’ equity

(UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE DATA)

	Class A		Additional		Accumulated Other	Treasury	Stockholders’	Non-
	Common Stock		Paid-In	Accumulated	Comprehensive	stock,	(Deficit)	controlling	Total
	Units	Value	Capital	Deficit	(Loss)	at cost	Equity	interests	Equity
Balance, December 31, 2021	96,546,611	$11	$747,928	$(647,861)	$(121)	$—	$99,957	$—	$99,957
Impact from adoption of new accounting standards	—	—	—	(515)	—	—	(515)	—	(515)
Balance, January 1, 2022	96,546,611	$11	$747,928	$(648,376)	$(121)	$—	$99,442	$—	$99,442
Exercise of common stock options	7,325	—	26	—	—	—	26	—	26
Exercise of common warrants	10	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	7,195	—	—	—	7,195	—	7,195
Net loss	—	—	—	(9,711)	—	—	(9,711)	—	(9,711)
Foreign currency translation adjustment	—	—	—	—	(13)	—	(13)	—	(13)
Common stock received for tax withholding	(173)	—	—	—	—	(1)	(1)	—	(1)
Balance, March 31, 2022	96,553,773	$11	$755,149	$(658,087)	$(134)	$(1)	$96,938	$—	$96,938

3

NextNav INC.

CONDENSED Consolidated Statements of Changes in Stockholders’ equity

(UNAUDITED)

(IN THOUSANDS, EXCEPT SHARE DATA)

	Class A		Additional		Accumulated Other	Treasury	Stockholders’	Non-
	Common Stock		Paid-In	Accumulated	Comprehensive	stock,	(Deficit)	controlling	Total
	Units	Value	Capital	Deficit	Income	at cost	Equity	interests	Equity
Balance, December 31, 2022	106,417,265	$12	$787,130	$(688,492)	$1,371	$(4)	$100,017	$3,847	$103,864
Vesting of RSUs	619,387	—	—	—	—	—	—	—	—
Issuance of RSAs	27,744	—	—	—	—	—	—	—	—
Exercise of common stock options	91,258	—	25	—	—	—	25	—	25
Stock-based compensation expense	—	—	4,548	—	—	—	4,548	—	4,548
Net loss	—	—	—	(16,349)	—	—	(16,349)	—	(16,349)
Foreign currency translation adjustment	—	—	—	—	432	—	432	—	432
Balance, March 31, 2023	107,155,654	$12	$791,703	$(704,841)	$1,803	$(4)	$88,673	$3,847	$92,520

See accompanying notes.

4

NextNav INC.

CONDENSED Consolidated Statements of Cash Flows

(UNAUDITED)

(IN THOUSANDS)

	Three Months Ended March 31,
	2023	2022
Operating activities
Net loss	$(16,349)	$(9,711)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,125	882
Equity-based compensation	3,866	7,195
Change in fair value of warranty liability	2,800	(6,387)
Realized and unrealized gain on marketable securities	16	—
Equity method investment loss	55	—
Asset retirement obligation accretion	15	12
Changes in operating assets and liabilities:
Accounts receivable	979	1,704
Other current assets	(46)	793
Other assets	27	(8)
Accounts payable	(364)	646
Deferred revenue	(34)	(1,162)
Accrued expenses and other liabilities	395	(202)
Operating lease right-of-use assets and liabilities	88	141
Net cash used in operating activities	$(7,427)	$(6,097)

Investing activities
Capitalization of costs and purchases of network assets, property, and equipment	(856)	(171)
Sale and maturity of marketable securities	5,213	—
Purchase of internal use software	(341)	(37)
Net cash provided by (used in) investing activities	$4,016	$(208)

Financing activities
Payments towards debt	(27)	—
Proceeds from exercise of stock options	26	26
Repurchase of common stocks (withholding taxes)	—	(1)
Net cash (used in) provided by financing activities	$(1)	$25
Effect of exchange rates on cash and cash equivalents	(5)	(15)
Net decrease in cash and cash equivalents	(3,417)	(6,295)
Cash and cash equivalents at beginning of period	47,230	100,076
Cash and cash equivalents at end of period	$43,813	$93,781

Non-cash financing information
Capital expenditure included in accounts payable	$591	$243

See accompanying notes.

5

 NextNav INC.

Notes to Condensed Consolidated Financial Statements (Unaudited)

For the three months ended March 31, 2023

1. Organization and Business; Business Combination

Principal Business

NextNav Inc. and its consolidated subsidiaries (collectively “NextNav” or the “Company”) delivers next generation positioning, navigation and timing (“PNT”) solutions built on a robust asset platform, including 8MHz of wireless spectrum in the 900MHz band, intellectual property and deployed network systems.  Our Pinnacle system provides “floor-level” altitude service to any device with a barometric pressure sensor, including most off-the-shelf Android and iOS smartphones. Our TerraPoiNT system is a terrestrial-based, encrypted network designed to overcome the limitations inherent in the space-based nature of global positioning system (“GPS”) through a network of specialized wide area location transmitters that broadcasts an encrypted PNT signal over our licensed spectrum.

Since its inception, NextNav has incurred recurring losses and generated negative cash flows from operations and has primarily relied upon debt and equity financings to fund its cash requirements. During the three months ended March 31, 2023 and 2022, the Company incurred net losses of $16.3 million and $9.7 million, respectively. During the three months ended March 31, 2023 and 2022, net cash used in operating activities was $7.4 million and $6.1 million, respectively. As of March 31, 2023, cash and cash equivalents and marketable securities was $46.8 million. The Company’s primary use of cash is to fund operations as NextNav continues to grow. The Company expects to incur additional losses and higher operating expenses for the foreseeable future, specifically as NextNav invests in ongoing research and development and the expansion of the TerraPoiNT network.  Management has the intent and ability to manage liquidity through the timing and extent of research and development spend, as well as other discretionary operating expenses.The Company believes that its cash and cash equivalents and marketable securities as of May 10, 2023 will be sufficient to meet its working capital and capital expenditure needs, including all contractual commitments, for the next 12 months. The Company expects to meet longer term expected future cash requirements and obligations through a combination of cash flows from operations and issuance of equity securities or debt offerings. However, this determination is based upon internal projections of operating cash flows and is subject to changes in market and business conditions. Subsequent to March 31, 2023, we received $50 million of senior secured notes in private placement. See Note 11 — Subsequent Events for further information.

2. Summary of Significant Accounting Policies

Basis of Presentation

The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in these condensed consolidated financial statements.

Unaudited Interim Financial Information

The condensed consolidated financial statements as of March 31, 2023 are unaudited. These interim financial statements of NextNav have been prepared in accordance with U.S. GAAP and SEC instructions for interim financial information and should be read in conjunction with NextNav's Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”), which the Company filed with the SEC on March 30, 2023.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect, in management’s opinion, all adjustments of a normal, recurring nature that are necessary for the fair statement of the Company’s financial position as of March 31, 2023, results of operations for the three months ended March 31, 2023 and 2022, and changes in stockholders' equity and cash flows for the three months ended March 31, 2023 and 2022, but are not necessarily indicative of the results expected for the full fiscal year or any other period.

There have been no changes to the Company’s significant accounting policies described in the 2022 Form 10-K that have had a material impact on these condensed consolidated financial statements and related notes.

6

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period and accompanying notes. These estimates include those related to the useful lives and recoverability of long-lived and intangible assets, valuation of common stock warrants, income taxes and equity-based compensation, among others. NextNav bases estimates on historical experience, anticipated results and various other assumptions, including assumptions of future events, it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets, liabilities, equity, revenue and expenses, that are not readily apparent from other sources. Actual results and outcomes could differ materially from these estimates and assumptions.

Cash and Cash Equivalents and Marketable Securities

Cash and cash equivalents include all cash in banks and highly liquid investments with an original maturity of three months or less when purchased. The combined account balances held on deposit at each institution typically exceed Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company seeks to reduce this risk by maintaining such deposits with high quality financial institutions that management believes are creditworthy. Further, the Company seeks to minimize its exposure to banking risk by limiting the amount of uninsured deposits and investing its excess cash in U.S. government and government agency bonds, and money market funds.

The Company invests excess cash primarily in U.S. government and government agency bonds, and money market funds. The Company classifies all marketable securities that have stated maturities of three months or less from the date of purchase as cash equivalents, and those that have stated maturities of over three months as short-term investments on the Consolidated Balance Sheets. The Company determines the appropriate classification of investments in marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company’s marketable securities are classified as trading and are measured at fair value with the related gains and losses, including unrealized, recognized in interest income (expense).

Revenue

The following table presents the Company’s revenue disaggregated by category and source:

	Three Months Ended March 31,
	2023	2022
	(in thousands)
Commercial	$825	$1,180
Government contracts	5	10
Equipment sales	—	9
Total revenue	$830	$1,199

7

Contract Balances

Accounts receivable are billed and unbilled amounts related to the Company’s rights to consideration as performance obligations are satisfied when the rights to payment become unconditional but for the passage of time. As of March 31, 2023 and December 31, 2022, the Company’s accounts receivable balances were comprised of $1.2 million and $2.2 million, respectively. The Company estimates losses on accounts receivable based on expected losses, including our historical experience of actual losses. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of March 31, 2023 and December 31, 2022, all accounts receivable balances were current and no allowances for doubtful accounts were recorded.

Contract liabilities relate to amounts billed in advance, or advance consideration received from customers, for which transfer of control of the good or service occurs at a later point in time. As of March 31, 2023 and December 31, 2022, the Company’s contract liabilities were $60 thousand and $95 thousand, respectively.

Equity-Based Compensation

Measurement of equity-based compensation with employees is based on the estimated grant date fair value of the equity instruments issued. The fair value of stock options is determined using the Black-Scholes option pricing model. The fair value of restricted stock awards is based on the closing price of NextNav’s common stock on the date of grant. NextNav recognizes equity-based compensation on a straight-line basis over the requisite service period of the grant, which is generally equal to the vesting period. NextNav accounts for forfeitures as they occur.

The following details the amount of stock-based compensation included in cost of goods sold, research and development, and selling, general and administrative expenses:

	Three Months Ended March 31,
	2023	2022
	(in thousands)
Cost of goods sold	$538	$644
Research and development	1,600	1,794
Selling, general and administrative	1,728	4,757
Total stock-based compensation expense	$3,866	$7,195

Basic and Diluted Net Loss per Share

Basic loss per share (“EPS”) excludes dilution for common share equivalents and is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares of common stock outstanding during each period, adjusted for the effect of dilutive common share equivalents.

Restricted shares are included in the computation of basic EPS as they vest and are included in diluted EPS, to the extent they are dilutive, determined using the treasury stock method. Outstanding options and warrants are included in the computation of diluted EPS, to the extent they are dilutive, determined using the treasury stock method.

8

The determination of the diluted weighted average shares is included in the following calculation of EPS:

	Three Months Ended March 31,
	2023	2022
	(in thousands, except per share amounts)
Numerator
Net loss attributable to common stockholders	$16,349	$9,711

Denominator
Weighted average shares – basic and diluted	106,405	100,868
Basic and diluted loss per share	$(0.15)	$(0.10)

The following details anti-dilutive unvested restricted stock units and unvested restricted stock awards, as well as the anti-dilutive effects of the outstanding warrants and stock options:

	Three Months Ended March 31,
Antidilutive Shares Excluded	2023	2022
	(in thousands)
Warrants	18,750	18,750
Stock Options	3,740	2,500
Unvested Restricted Stock Units	3,949	3,399
Unvested Restricted Stock Awards	208	1,070

Equity Method Investment

The Company applies the equity method of accounting to investments when it has significant influence, but not controlling interest, in the investee. Judgment regarding the level of influence over each equity method investment includes considering key factors such as ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

The initial carrying value of equity method investment is based on the amount paid to purchase the interest in the investee entity. Subsequently, the investment is increased or decreased by the Company’s proportionate share in the investee’s earnings or losses and decreased by cash distributions from the investee. The Company eliminates from its financial results all significant intercompany transactions to the extent of its ownership interest, including the intercompany portion of transactions with equity method investee. The Company’s share of the investee’s income or loss is recorded on a one quarter lag.

The Company evaluates equity method investment for impairment based upon a comparison of the fair value of the equity method investment to its carrying value, when impairment indicators exist. If the Company determines a decline in the fair value of an equity method investment below its carrying value is other-than-temporary, an impairment is recorded.

Leases

NextNav leases office space under a non-cancellable lease as well as site leases for towers and shelters under operating leases related to its network. Site leases are entered into throughout the United States under which NextNav receives the rights to install equipment used to transmit its services over its licensed spectrum. The Company, at the inception of the contract, determines whether a contract is or contains a lease based on assessment of the terms and conditions of the contract. The Company classifies leases with contractual terms longer than twelve months as either operating or finance. The Company has elected not to recognize lease assets and liabilities for its short-term leases, which are defined as leases with an initial term of twelve months or less.

9

The Company’s leases may include options to extend or terminate the lease. The option to renew may be automatic, at the option of NextNav or mutually agreed to between the landlord and NextNav. Lease terms include the non-cancellable term and periods under options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

The Company’s lease agreements generally contain lease and non-lease components. Payments under the lease arrangements are primarily fixed. Non-lease components primarily include payments for utilities and maintenance. The Company combines fixed payments for non-lease components with lease payments and account for them together as a single lease component which increases the amount of the Company’s lease assets and liabilities. Certain lease agreements contain variable payments, which are expensed as incurred and not included in the lease assets and liabilities. These amounts include payments for common area maintenance.

Lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate, because the interest rate implicit in the Company’s leases is not readily determinable. The Company’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Lease assets are reduced by landlord incentives, plus any direct costs from executing the leases or lease prepayments reclassified from “Other current assets” upon lease commencement. Operating lease expense is recognized on a straight-line basis over the lease term. Monthly rent expense includes any site related utility payments or other fees such as administrative or up-front fees contained in the lease agreements that are determinable upon execution of the lease agreement.

Acquired finite-lived intangible assets

       Acquired finite-lived intangible assets primarily includes proprietary technology and software. See Note 4 — Intangibles.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually in the fourth quarter or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company operates as one reporting unit. When testing goodwill for impairment, the Company may first perform an optional qualitative assessment. If the Company determines it is not more likely than not the reporting unit’s fair value is less than its carrying value, then no further analysis is necessary. If the Company determines that it is more likely than not that the fair value of its reporting unit is less than its carrying amount, then the quantitative impairment test will be performed. Under the quantitative impairment test, if the carrying amount of the Company’s reporting unit exceeds its fair value, the Company will recognize an impairment loss in an amount equal to that excess but limited to the total amount of goodwill. No goodwill impairment was recorded for the three months ended March 31, 2023 and for the year ended December 31, 2022. The following summarizes our goodwill activities (in millions):

Goodwill - January 1, 2023	$17,493
Changes in foreign exchange rates	328
Goodwill - March 31, 2023	$17,821

Acquisitions

The Company accounts for its acquisitions using the acquisition method of accounting. The purchase price is attributed to the fair value of the assets acquired and liabilities assumed. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date. The excess of the purchase price of acquisition over the fair value of the identifiable net assets of the acquiree is recorded as goodwill. The results of businesses acquired are included in the Company’s consolidated financial statements from the date of acquisition.

When the Company issues stock-based or cash awards to an acquired company’s shareholders, the Company evaluates whether the awards are consideration or compensation for post-acquisition services. The evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the acquired company’s stockholders beyond the acquisition date. If continued employment is required for vesting, the awards are treated as compensation for post-acquisition services and recognized as expense over the requisite service period.

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Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates, and selection of comparable companies. The estimates and assumptions used to determine the fair values and useful lives of identified intangible assets could change due to numerous factors, including market conditions, technological developments, economic conditions, and competition. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions, tax-related valuation allowances and pre-acquisition contingencies are initially recorded as of the acquisition date. The Company continues to collect information and reevaluates these estimates and assumptions quarterly and records any adjustments to the Company’s preliminary estimates to goodwill provided that the Company is within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the Company’s consolidated statement of operations. In connection with the determination of fair values, the Company may engage a third-party valuation specialist to assist with the valuation of intangible and certain tangible assets acquired and certain assumed obligations.

Non-controlling Interests

The non-controlling interest in the Company’s condensed consolidated financial statements represents the warrants for Nestwave, SAS (“Nestwave”) shares that were owned by the selling shareholders. Holders of the warrants do not have the right to income or obligation to losses, and the Company did not attribute any net loss to the non-controlling interests for the three months ended March 31, 2023.

Foreign Currency Translation

The functional currency of NextNav’s foreign subsidiaries is generally the local currency. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the Consolidated Balance Sheet date. Operating accounts are translated at an average rate of exchange for the respective accounting periods. Translation adjustments resulting from the process of translating foreign currency financial statements into U.S. dollars are reported as a component of accumulated other comprehensive loss. Transaction gains and losses reflected in the functional currencies are charged to income or expense at the time of the transaction.

Net transaction gains (losses) from foreign currency contracts recorded in the Consolidated Statements of Comprehensive Loss were immaterial for the three months ended March 31, 2023 and 2022. The only component of other comprehensive loss is currency translation adjustments for all periods presented. No income tax expense was allocated to the currency translation adjustments.

Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13”), which requires that an entity measure and recognize expected credit losses for financial assets held at amortized cost and replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that requires consideration of a broader range of information to estimate credit losses. The guidance also modifies the impairment model for available-for-sale debt securities. ASU 2016-13 is effective for the Company’s fiscal year beginning January 1, 2023. The Company adopted this ASU as of January 1, 2023. The adoption did not have a material impact on the consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

3. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	March 31, 2023	December 31, 2022
	(in thousands)
Accrued salary and other employee liabilities	$1,822	$2,420
Accrued legal and professional services	468	387
Other accrued liabilities	2,703	2,434
Total	$4,993	$5,241

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4. Intangibles

Intangibles assets as of March 31, 2023 and December 31, 2022 consist of following (in thousands):

	March 31, 2023			December 31, 2022
	Gross Amount	Accumulated Amortization	Net Carrying Value	Gross Amount	Accumulated Amortization	Net Carrying Value
Indefinite-Lived intangible assets	$3,467	$-	$3,467	$3,467	$-	$3,467
Acquired Software	7,134	1,681	5,453	6,999	1,561	5,438
Acquired Technology	591	21	570	580	8	572
Internal Use Software	1,875	763	1,112	1,560	640	920
Total	$13,067	$2,465	$10,602	$12,606	$2,209	$10,397

The average weighted average remaining useful lives of acquired software and acquired technology were 11.6 years as of March 31, 2023.

Amortization expenses on intangibles assets was $0.3 million and $0.1 million for the three months ended March 31, 2023 and 2022, respectively. Future amortization is expected as follows:

2023	$800
2024	895
2025	832
2026	560
2027 and thereafter	4,048
$7,135

5. Equity Method Investment

As of March 31, 2023, the Company’s total ownership of MetCom Inc., a privately-owned Japanese joint stock company (kabushiki kaisha) (“MetCom”), consists of 702,334 shares representing ownership of 14.8%. The Company provides licenses to its technology, infrastructure and subscriber equipment to MetCom to support MetCom’s efforts in commercializing terrestrial positioning technology (both TerraPoiNT and Pinnacle) in Japan. Due to the technological dependencies, the Company's equity ownership and representation on MetCom's board of directors, the Company has significant influence, but not controlling interest, over MetCom. The Company’s investment in MetCom is accounted for under the equity method. The basis difference in the Company’s cost basis and the basis reflected at the investee entity level is allocated to equity method goodwill and is not amortized. The Company recognized a loss of $0.1 million in the three months ended March 31, 2023 that is recorded in other income (expenses). The carrying value of the Company's investment in MetCom was $0.8 million as of March 31, 2023 and is classified in other long-term assets. The Company had $0.2 million and $0.3 million in accounts receivable from MetCom as of March 31, 2023 and December 31, 2022, respectively.

The Company holds a warrant (the “Warrant”) issued by MetCom which entitles the Company to purchase additional shares at an exercise price of JPY10 per share, such that the Company may obtain an aggregate total of 33% of MetCom common stock on an “as-converted” basis. The Warrant is subject to certain vesting conditions which were not met as of March 31, 2023; therefore, the Warrant was not exercisable.

6. Warrants and Warrant Liability

As of March 31, 2023, NextNav had 18,749,990 warrants outstanding including: (a) 9,999,990 public warrants sold in connection with Spartacus’ initial public offering (the “Public Warrants”); and (b) 8,750,000 warrants issued in a private placement on the initial public offering closing date (the “Private Placement Warrants”).

Holders of the Public Warrants and Private Placement Warrants are entitled to acquire shares of common stock of NextNav. Each whole warrant entitles the registered holder to purchase one share at an exercise price of $11.50 per share. The Public Warrants and Private Placement Warrants expire on October 28, 2026.

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NextNav has the right to redeem the outstanding Public Warrants in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption, if and only if the last sales price of the Company’s common stock matched or exceeded $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which NextNav sends the notice of redemption to the warrant holders.

The Private Placement Warrants are identical in all respects to the Public Warrants except that, so long as they are held by the current holder or its permitted transferees: (i) they will not be redeemable by NextNav; (ii) they may be exercised by the holders on a cashless basis; and (iii) they are subject to registration rights.

7. Fair Value

NextNav uses observable and unobservable inputs to determine the value of its assets and liabilities recorded at fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. The three-tier hierarchy for inputs used to measure fair value, which prioritizes the inputs used in the methodologies of measuring fair value for assets and liabilities, where applicable, is as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities

- Level 2 — Observable inputs other than quoted prices in active markets for identical assets and liabilities

- Level 3 — No observable pricing inputs in the market

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. NextNav’s assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy. NextNav effectuates transfers between levels of the fair value hierarchy, if any, as of the date of the actual circumstance that caused the transfer.

The following table presents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
	(in thousands)
March 31, 2023
Cash and Cash Equivalents - Money Market Funds	$34,738	$—	$—	$34,738
Cash and Cash Equivalents - U.S. Government Agency Bonds	—	8,088	—	8,088
Short term investments - U.S. Government Agency Bonds	—	2,986	—	2,986
Warrants	$—	$—	$7,000	$7,000

December 31, 2022
Cash and Cash Equivalents - Money Market Funds	$95	$—	$—	$95
Cash and Cash Equivalents - U.S. Government Agency Bonds	—	36,509	—	36,509
Short term investments - U.S. Government Agency Bonds	—	8,216	—	8,216
Warrants	$—	$—	$4,200	$4,200

The carrying values of cash and cash equivalents, accounts payable, accrued expenses, amounts included in other current assets, and current liabilities that meet the definition of a financial instrument, approximate fair value due to their short-term nature.

Assets, liabilities, and equity instruments that are measured at fair value on a nonrecurring basis include fixed assets and intangible assets. The Company recognizes these items at fair value when they are considered to be impaired or upon initial recognition. The fair value of these assets and liabilities are determined with valuation techniques using the best information available and may include quoted market prices, market comparables and discounted cash flow models.

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Level 3 Liabilities

The Company engaged a third-party valuation firm to assist with the fair value analysis of the warrants. The analysis used commonly accepted valuation methodologies and best practices to determine the fair value of the equity, in accordance with fair value standards and U.S. GAAP. For the Private Placement Warrants that were outstanding as of March 31, 2023 and December 31, 2022, NextNav used a Monte Carlo simulation model. The following table shows the assumptions used in each respective model:

	March 31, 2023	December 31, 2022
	Values	Values
Stock Price	$2.03	$2.93
Strike price	$11.50	$11.50
Holding Period/Term (years)	3.58	3.82
Volatility	102.00%	62.00%
Expected dividends	None	None
Risk-Free Rate	3.75%	4.13%
Fair value of warrants	$0.80	$0.48

The table below provides a reconciliation of the beginning and ending balances for the liabilities measured at fair value using significant unobservable inputs (Level 3).

Warrants:	(in thousands)
Balance as of December 31, 2022	$4,200
Fair value adjustment of Private Placement Warrants	2,800
Balance as of March 31, 2023	$7,000

8. Common Stock

As of March 31, 2023, NextNav had authorized the issuance of 600,000,000 shares of capital stock, par value, 0.0001 per share, consisting of (a) 500,000,000 shares of common stock and (b) 100,000,000 shares of undesignated preferred stock. As of March 31, 2023, Nextnav had 107,156,831 shares of common stock issued and 107,155,654 shares of common stock outstanding.

9. Commitments and Contingencies

Litigation and Legal Matters

From time to time, the Company is party to litigation and other legal matters incidental to the conduct of its business. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. The Company accrues liabilities for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. As of March 31, 2023, the Company was not involved in any such matters, individually or in the aggregate, which management believes would have a material adverse effect on the Company’s business, financial condition, results of operations, or cash flows.

10. Income Taxes

The Company computes its year-to-date provision for income taxes by applying the estimated annual effective tax rate to year-to-date pretax income or loss and adjusts the provision for discrete tax items recorded in the period. A valuation allowance has been established against the Company’s U.S. federal and state deferred tax assets, which results in an annualized effective tax rate for the Company’s U.S. operations of 0%. For the three months ended March 31, 2023, the Company recorded an income tax benefit of $13 thousand related to foreign tax activity on a pretax loss of $16.4 million, resulting in an effective tax rate of 0.08%. For the three months ended March 31, 2022, the Company recorded an income tax provision of $0.03 million related to foreign tax activity on a pretax loss of $9.7 million, resulting in an effective tax rate of (0.4)%. These effective tax rates differ from the U.S. federal statutory rate primarily due to the valuation allowance against the Company’s domestic deferred tax assets.

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11. Subsequent Events

The Company has completed an evaluation of all subsequent events through the date of this Quarterly Report on Form 10-Q to ensure that these financial statements include appropriate disclosure of events both recognized in the financial statements and events which occurred but were not recognized in the financial statements. The Company notes the following:

Note Purchase Agreement

On May 9, 2023, the Company entered into a Note Purchase Agreement (the “NPA”) between the Company and certain Purchasers named therein pursuant to which the Company agreed to sell to the Purchasers, in a private placement (the “Private Placement”) pursuant to Section 4(a)(2) and Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), (a) $50,000,000 in aggregate principal amount of its 10% Senior Secured Notes due 2026 (the “Notes”) and (b) certain common stock purchase warrants (the “Warrants”) to purchase shares of the Company’s common stock. Pursuant to the NPA, the Purchasers have the right, but not the obligation, to purchase additional Notes, on a pro rata basis, in an aggregate principal amount of $20,000,000, to be exercisable within 30 days of the Initial Closing.

The Private Placement closed on May 9, 2023 (the “Initial Closing”). The Company received gross proceeds of $50,000,000 in the Private Placement. The Notes bear interest at an annual rate of 10% and mature on December 1, 2026. Interest on the Notes is payable semi-annually in arrears on each June 1 and December 1, commencing on December 1, 2023. The Company may elect, in its sole discretion, to pay up to 50% of the accrued and unpaid interest on the Notes due on an interest payment date in shares of its common stock (a “Common Stock Interest Payment”).

Pursuant to the NPA, the Company is obligated to issue the Warrants within five days of the Initial Closing. The aggregate number of shares of common stock to be issuable upon exercise of the Warrants (the “Warrant Shares”) is determined by (i) multiplying the aggregate principal amount of Initial Notes issued by 0.80 and (ii) dividing such amount by the Relevant Stock Price as determined in accordance with the provisions in the NPA. The exercise price per share of each Warrant will be the average of the volume-weighted average prices of the common stock for each of the ten consecutive trading days ending on and including the second trading day immediately following the Initial Closing, but in no event shall such exercise price (i) exceed (A) the average of the volume-weighted average prices of the common stock of each of the eight consecutive trading days ending on and including the date of the Initial Closing, plus (B) $0.25, or (ii) be less than (A) the average of the volume-weighted average prices of the common stock of each of the eight consecutive trading days ending on and including the date of the Initial Closing, minus (B) $0.25 (the “Relevant Stock Price”). For the avoidance of doubt, in no event will the Relevant Stock Price be less than the “Minimum Price” as defined in Rule 5635(d) of The Nasdaq Stock Market Rules. The Warrants may be exercised during the period beginning on the date falling 60 days after the Initial Closing and ending on June 1, 2027.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying quarterly unaudited condensed consolidated financial statements and our Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”). Our 2022 Form 10-K includes additional information about our significant accounting policies, practices, and the transactions that underlie our financial results, as well as a detailed discussion of the most significant risks and uncertainties associated with our financial condition and operating results. In addition to historical financial information, some of the information contained in the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Actual results and outcomes could differ materially for a variety of reasons. You should review “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Quarterly Report on Form 10-Q, as well as Item 1A, “Risk Factors” in our 2022 Form 10-K, as well as those otherwise described or updated from time to time in our other filings with the SEC, for a discussion of important factors that could cause our actual results to differ materially from the results described or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are the market leader in delivering next generation PNT solutions that overcome the limitations of existing space-based GPS, built on a robust asset platform including 8MHz of wireless spectrum in the 900MHz band, intellectual property and deployed network systems. The world increasingly requires more accurate and resilient PNT capabilities. Public safety, autonomous vehicles, eVTOLs, UAVs, and the app economy all require precise 3D location solutions. Paramedics need to know which apartment a 911 call originated from, ride hailing and delivery apps need to know precisely where you are standing.

In early 2021, we launched the first element of our next generation GPS service through initial commercial launch of our nationwide Pinnacle network that was deployed in partnership with AT&T Services, Inc. (“AT&T”). The Pinnacle network provides “floor-level” altitude data to over 90% of commercial structures over three stories in the U.S. Pinnacle is being utilized by FirstNet® for public safety. We are currently providing service to Verizon as a customer for E911 services, using our Pinnacle 911 solution.  Pinnacle has also been adopted by a growing number of public safety apps, commercial apps and app development platforms, including Unity Engine, CRG, GeoComm, Rapid Deploy, Central Square, NGA 911, Qualcomm, and the Unreal Engine. We believe that ramp up of customers using our existing Pinnacle network will support revenue growth over the coming year.

We will be extending our capabilities by expanding the deployment of our TerraPoiNT system, which is a nationwide network that is designed to overcome the inherent limitations of traditional GPS. TerraPoiNT utilizes a network of specialized wide area location transmitters that broadcast an encrypted PNT signal on our licensed 900 MHz LMS spectrum with a signal that is 100,000 times stronger than GPS. TerraPoiNT is well suited for urban and indoor environments where existing GPS signals are either distorted or blocked all together. In addition, TerraPoiNT provides redundancy for GPS, which is vulnerable to spoofing and jamming. GPS redundancy is increasingly a U.S. national security priority and is a rising priority in the other parts of the world. Critical infrastructure, including communications networks and power grids, require a reliable GPS signal for accurate timing. A failure of GPS would be catastrophic, and there is no back-up today.

Since the inception of NextNav, LLC in 2007, we have secured valuable FCC licenses covering over 90% of the U.S. population for a continuous 8 MHz band of 900 MHz spectrum, filed more than 160 patents related to our systems and services, deployed the nationwide Pinnacle network and launched commercial service. In addition, we have deployed our TerraPoiNT solution in 85 markets, and TerraPoiNT received the highest scores in testing by the Department of Transportation of potential PNT back-up solutions.

In October 2022, we acquired Nestwave SAS (“Nestwave”). We expect the integration of the Nestwave technology to significantly reduce the capital and operating expenditures associated with a national deployment of a TerraPoiNT network.  In addition, Nestwave’s technology could result in a significant improvement in the spectral efficiency of our radio transmissions, which may allow us to offer an expanded suite of PNT and data services.

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Macroeconomic Factors

We are aware that network deployment projects are experiencing delays in schedules and potential cost increases due to a tight labor supply in the field services market. While the impact of this supply constraint is not material to the Company's network projects at this time, we continue to carefully manage labor and materials supply matters.  Additionally, there is an increased risk of financial market disruption. Management continues to actively monitor our financial condition, liquidity, operations, suppliers, industry and workforce. We expect these macroeconomic factors and their effects on our operations to continue through the remainder of 2023.

Key Components of Results of Operations

Revenue

We have generated limited revenue since our inception. We derive our revenue from “floor-level” altitude location data, and related products and services as well as from other PNT products and services. Our revenue includes revenue generated through services contracts with wireless carriers, services with applications developers, technology demonstration, assessment and support contracts with government customers, sales of equipment, and licensing of proprietary technology. We recognize revenue when an arrangement exists, services, equipment or access to licensed technology are delivered, the transaction price is determined, the arrangement has commercial substance, and collection of consideration is probable.

Operating Expense

Cost of Goods Sold

Cost of goods sold (“COGS”) consist of personnel-related expenses, including salaries, benefits and stock-based compensation, and allocated facility costs for our operations and manufacturing teams. COGS also includes expenses for site leases, cost of equipment, and professional services related to the maintenance of the equipment at each leased site. We expect our operations costs to increase for the foreseeable future as we continue to invest in the expansion of our Pinnacle and TerraPoiNT networks in domestic U.S. and international markets.

Research and Development

Research and development expenses consist of personnel-related expenses, including salaries, benefits and stock-based compensation, and allocated facility costs for our research and development functions. Research and development costs also include outside professional services for software and hardware development, cloud hosting costs, and software licensing costs. We expect our research and development costs to increase for the foreseeable future as we continue to invest in research and development for our current products and future products.

Selling, General and Administrative

Selling, general and administrative expenses consist of personnel-related expenses, including salaries, benefits and stock-based compensation, and allocated facility costs for our business development, marketing, corporate, executive, finance, legal, human resources, IT and other administrative functions. Selling, general and administrative expenses also include expenses for outside professional services, including legal, auditing and accounting services, recruitment expenses, travel expenses and certain non-income taxes, insurance and other administrative expenses.

We expect our selling, general and administrative expenses to increase for the foreseeable future with the growth of our business, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, and additional insurance expenses, investor relations activities, and other administrative and professional services. As a result, we expect our selling, general and administrative expenses will increase in absolute dollars but may fluctuate as a percentage of total revenue over time.

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Depreciation and Amortization

Depreciation and amortization expense results from depreciation and amortization of our property and equipment and intangible assets that is recognized over their estimated useful lives.

Interest Income

Interest income consists of interest earned from our cash and cash equivalents balance.

Other Income (Expense)

Other income (expense) consists of miscellaneous non-operating items, such as change in fair value of warrants, equity method income (loss), and foreign currency gains (losses).

Results of Operations

The following table sets forth our statements of operations for the periods indicated:

	Three months ended March 31,
	2023	2022
	(in thousands)
Revenue	$830	$1,199
Operating expense:
Cost of goods sold (1)	3,023	3,037
Research and development (1)	4,578	3,988
Selling, general and administrative (1)	6,054	9,340
Depreciation and amortization	1,125	882
Total operating expenses	14,780	17,247
Operating loss	(13,950)	(16,048)
Interest income	469	—
Other income (expense)	(2,881)	6,371
Loss before income taxes	(16,362)	(9,677)
Benefit (Provision) for income taxes	13	(34)
Net loss	$(16,349)	$(9,711)

(1)

Cost of goods sold, research and development, and selling, general and administrative expense for the periods do not include depreciation and amortization, which is presented separately in the Condensed Consolidated Statements of Comprehensive Loss, but include stock-based compensation as follows:

	Three months ended March 31,
	2023	2022
	(in thousands)
Cost of goods sold	$538	$644
Research and development	1,600	1,794
Selling, general and administrative	1,728	4,757
Total stock-based compensation expense	$3,866	$7,195

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Comparison of the Three Months Ended March 31, 2023 and 2022

Revenue

	Three months ended March 31,
	2023	2022	$ Change	% Change
	(in thousands)
Revenue	$830	$1,199	$(369)	(30.8)%

Revenue decreased by $0.4 million, or 31%, to $0.8 million for the three months ended March 31, 2023 from $1.2 million for the three months ended March 31, 2022. The decrease was driven by decreased revenue from technology and services contracts with commercial customers. For the three months ended March 31, 2023, one customer accounted for 86% of total revenue. For the three months ended March 31, 2022, one customer accounted for 97% of total revenue.

Operating Expense

Cost of Goods Sold (COGS)

	Three months ended March 31,
	2023	2022	$ Change	% Change
	(in thousands)
COGS	$3,023	$3,037	$(14)	(0.5)%

COGS decreased by $14 thousand, or 0.5%, to $3,023 thousand for the three months ended March 31, 2023 from $3,037 thousand for the three months ended March 31, 2022. The decrease was primarily driven by decrease in stock-based compensation expense which was partially offset by an increase in software license expenses.

Research and Development

	Three months ended March 31,
	2023	2022	$ Change	% Change
	(in thousands)
Research and development	$4,578	$3,988	$590	14.8%

Research and development expenses increased by $0.6 million, or 15%, to $4.6 million for the three months ended March 31, 2023 from $4.0 million for the three months ended March 31, 2022. The increase was primarily driven by a $0.5 million increase in payroll-related expenses driven by headcount, a $0.2 million increase of in maintenance and operational cost, and a $0.1 million increase of in software license expenses. The increases were partially offset by a $0.2 million decrease in stock-based compensation expense.

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Selling, General and Administrative

	Three months ended March 31,
	2023	2022	$ Change	% Change
	(in thousands)
Selling, general and administrative	$6,054	$9,340	$(3,286)	(35.2)%

Selling, general and administrative expenses decreased by $3.3 million, or 35%, to $6.1 million for the three months ended March 31, 2023 from $9.3 million for the three months ended March 31, 2022. The decrease was primarily driven by a $3.0 million decrease in stock-based compensation, a $0.4 million decrease in directors’ and officers’ insurance, and a $0.1 million decrease in outside consulting expenses. The decreases were partially offset by a $0.1 million increase in other operational expenses and a $0.1 million increase in payroll-related expenses.

Depreciation and Amortization

	Three months ended March 31,
	2023	2022	$ Change	% Change
	(in thousands)
Depreciation and amortization	$1,125	$882	$243	27.6%

Depreciation and amortization expenses increased by $0.2 million, or 28%, to $1.1 million for the three months ended March 31, 2023 from $0.9 million for the three months ended March 31, 2022. The increase in depreciation and amortization expense is primarily attributable to placing the Pinnacle and TerraPoiNT network assets in service since the first quarter of 2022.

Interest Income

	Three months ended March 31,
	2023	2022	$ Change	% Change
	(in thousands)
Interest income	$469	$—	$469	100.0%

Interest income, which consists of interest earned on marketable securities, was $0.5 million for the three months ended March 31, 2023. We did not recognize any interest income for the three months ended March 31, 2022.

Other Income (Expense)

	Three months ended March 31,
	2023	2022	$ Change	% Change
	(in thousands)
Other income (expense)	$(2,881)	$6,371	$(9,252)	(145.2)%

Other expense was $2.9 million for the three months ended March 31, 2023 compared with other income of $6.4 million for the three months ended March 31, 2022. The change was primarily driven by the change in the fair value of warrants.

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Liquidity and Capital Resources

We have incurred losses since our inception and to date have generated only limited revenue. We have primarily relied upon debt and equity financings to fund our cash requirements. During the three months ended March 31, 2023 and 2022, we incurred net losses of $16.3 million and $9.7 million, respectively. During the three months ended March 31, 2023, our net cash used in operating activities and investing activities was $7.4 million and $4.0 million, respectively. During the three months ended March 31, 2022, our net cash used in operating activities and investing activities was $6.1 million and $0.2 million, respectively. As of March 31, 2023, we had cash and cash equivalents and marketable securities of $46.8 million and an accumulated deficit of $704.8 million. We expect to incur additional losses and higher operating expenses for the foreseeable future. Our primary uses of cash are to fund our operations as we continue to grow our business. We will require a significant amount of cash for expenditures as we invest in ongoing research and development and the expansion of the TerraPoiNT network. Management has the intent and ability to manage liquidity through the timing and extent of research and development spend, as well as other discretionary operating expenses.

Managing liquidity and our cash position is a priority of the Company. We continually work to optimize our expenses in light of the growth of our business, and adapt to changes in the economic environment. We believe that our cash and cash equivalents and marketable securities as of May 10, 2023 will be sufficient to meet our working capital and capital expenditure needs, including all contractual commitments, for the next 12 months. We expect to meet longer term expected future cash requirements and obligations through a combination of cash flows from operations and issuance of equity securities or debt offerings. However, this determination is based upon internal projections of operating cash flows and is subject to changes in market and business conditions. Subsequent to March 31, 2023, we received $50 million of senior secured notes in private placement; refer to Note 11 — Subsequent Events to our condensed consolidated financial statements for the three months ended March 31, 2023 included elsewhere in the Quarterly Report on Form 10-Q for further information.

Cash Flows

The following table summarizes our cash flows for the period indicated:

	Three Months Ended March 31,
	2023	2022
	(in thousands)
Net cash (used in) operating activities	$(7,427)	$(6,097)
Net cash provided by (used in) investing activities	4,016	(208)
Net cash (used in) provided by financing activities	(1)	25

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Cash Flows from Operating Activities

Our cash flows used in operating activities are significantly affected by the growth of our business and are primarily related to research and development, sales and marketing, and selling, general and administrative activities. Our operating cash flows are also affected by our working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable and other current assets and liabilities.

Net cash used in operating activities during the three months ended March 31, 2023 was $7.4 million, resulting primarily from a net loss of $16.3 million adjusted for non-cash charges of $3.9 million for stock-based compensation, non-cash expense of $2.8 million for change in the fair value of warrant liability, $1.1 million for depreciation and amortization and $0.1 million for equity method investment loss. Additionally, there was a net decrease in operating assets of $1.0 million.

Net cash used in operating activities during the three months ended March 31, 2022 was $6.1 million, resulting primarily from a net loss of $9.7 million adjusted for non-cash charges of $7.2 million for stock-based compensation, $0.9 million for depreciation and amortization, and non-cash income of $6.4 million for change in the fair value of warrant liability. Additionally, there was a net increase in operating assets and liabilities of $1.9 million.

Cash Flows from Investing Activities

Net cash provided by investing activities during the three months ended March 31, 2023 was $4.0 million, representing proceeds from the sale and maturity of short term investments, partially offset by cash used for property and equipment primarily related to the deployment of the Pinnacle and TerraPoiNT network and internal use software.

Net cash used in investing activities during the three months ended March 31, 2022 was $0.2 million, representing additions to property, equipment and related installation costs primarily related to the deployment of the Pinnacle Network.

Cash Flows from Financing Activities

Net cash used in financing activities during the three months ended March 31, 2023 was $1,000, primarily reflecting repayment of debt partially offset by cash proceeds from exercise of common stock options.

Net cash provided by financing activities during the three months ended March 31, 2022 was $25,000 primarily reflecting cash proceeds from exercise of common stock options.

Critical Accounting Policies and Significant Management Estimates

For a discussion of our critical accounting policies and estimates, please refer to Item 7 under Part II, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2022 Form 10-K. There have been no material changes to the critical accounting policies and estimates as of March 31, 2023 as outlined in our 2022 Form 10-K, filed with the SEC on March 30, 2023.

Recently Issued and Adopted Accounting Standards

For information regarding new accounting pronouncements, and the impact of these pronouncements on our condensed consolidated financial statements, refer to Note 2 to our condensed consolidated financial statements for the three months ended March 31, 2023 included elsewhere in this Quarterly Report on Form 10-Q.

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Item 3. Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes in our market risks from those disclosed in Part II, Item 7A of the 2022 Form 10-K.

Item 4. Controls And Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2023. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective as of March 31, 2023.

Changes in Internal Control over Financial Reporting

As a result of the acquisition of Nestwave, we have incorporated internal controls over significant processes specific to the acquisition that we believe to be appropriate and necessary in consideration of the level of related integration. As the post-closing integration continues, we will continue to review such internal controls and processes and may take further steps to integrate such controls and processes with those of the Company.

There were no changes in our internal control over financial reporting during the fiscal quarter ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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PART II – OTHER INFORMATION

Item 1. Legal Proceedings

In the course of our business, we are involved in litigation and legal matters from time to time. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. We accrue liabilities for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. We do not believe that any such matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Item 1A. Risk Factors

You should carefully consider all of the information included in this Quarterly Report on Form 10-Q before you decide whether to invest in our securities. Our business is subject to risks and events that, if they occur, could adversely affect our financial condition and results of operations and the trading price of our securities. In addition to the other information set forth in this Quarterly Report on Form 10-Q, you should carefully consider the factors described in Part I, Item 1A. “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2022 filed with SEC on March 30, 2023, as supplemented by the following updated risk factors. You should consult your own financial and legal advisors as to the risks entailed by an investment in our securities and the suitability of investing in our securities in light of your particular circumstances.

Many of our LMS licenses are subject to end-of-term build-out requirements maintained by the FCC and no certainty exists that we will be able to comply with the build out requirements for all of our licenses.

LMS licenses are subject to FCC rules that require licensees to make productive use of their licensed radio spectrum by a specific deadline and continue such use throughout the term of the licenses. If a licensee fails to satisfy its build-out deadlines, the FCC will declare its licenses to be null and void. Pursuant to orders issued by the FCC on January 1, 2017, July 19, 2020, and March 29, 2023, the end-of-term buildout deadlines for our FCC licenses were divided into two groups: a deadline of June 17, 2021 for our 82 licenses covering the 41 most populous Economic Areas ("EAs") in the United States and a deadline of April 3, 2023 for our 144 licenses covering our remaining 72 licensed EAs.

To comply with our build-out requirements on each of the deadlines, we were required to demonstrate for each of our LMS licenses either that the geographic area of our licensed network provides coverage of at least two-thirds of the population in each of the licensed areas or that we are providing substantial service to end users in each of our licensed areas. On February 2, 2021, we filed a waiver request with the FCC seeking approval to use a third option, demonstrating that the geographic area of our licensed network provides coverage of at least two-thirds of relatively tall buildings (those in excess of three stories) rather than two-thirds of the population. On March 29, 2023, the FCC approved the use of this tall building approach by issuing an order that concluded that two-thirds coverage of tall buildings is sufficient to qualify as substantial service.

We employed our tall building coverage approach with respect to the end-of-term build-out showings that we filed with the FCC for our 82 LMS licenses that were subject to a June 17, 2021 buildout deadline. On April 17 and 18, 2023, the FCC “accepted” (i.e., approved) the buildout showings for 78 of the 82 LMS licenses that were subject to a June 17, 2023 buildout deadline. The buildout showings for the remaining four LMS licenses that were subject to a June 17, 2023 buildout deadline remain pending before the FCC. The buildout showings for these four licenses employed a different methodology than the remaining 78 licenses. Although there is no certainty that the FCC will act favorably on these remaining four showings, we have no reason to believe that the FCC will decline to accept these buildout showings.

With respect to our 144 LMS licenses that were subject to an April 3, 2023 buildout deadline, for 64 of those licenses, we timely filed buildout showings demonstrating that the geographic area of our licensed network provides coverage of at least two-thirds of the relatively tall buildings (those in excess of three stories) in each of the 32 EAs covered by these licenses. These buildout showings are pending before the FCC. With respect to another eight LMS licenses covering four EAs, relatively brief extensions of the buildout deadline of between three to nine months were requested to address delays in the transmitter site permitting and construction process in those markets. Finally, with respect to the remaining 64 licenses covering many of the least populated EAs authorized by Progeny’s LMS licenses, requests for a two-year extension of the buildout deadlines were submitted. The two-year extension requests were based on multiple justifications that have been deemed by the FCC to be sufficient to merit the grant of such extensions in comparable cases involving other FCC licensees, although no certainty exists that the FCC will conclude that Progeny’s two-year extension requests will be similarly warranted.

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Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

(a) Unregistered Sales of Equity Securities

None.

(b) Use of Proceeds from Sale of Registered Equity Securities

None.

(c) Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

The following exhibits are filed as part of, or incorporated by reference into, this Quarterly Report.

Exhibit Number	Description
3.1*	Amended and Restated Certificate of Incorporation of NextNav Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed by NextNav Inc. on November 2, 2021).
3.2*	Bylaws of NextNav Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by NextNav Inc. on October 28, 2021).
31.1	Certification of the Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of the Chief Executive Officer & Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed previously.

**	Furnished herewith.

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 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEXTNAV INC.

Date: May 10, 2023	By:	/s/ Christian D. Gates
	Name:	Christian D. Gates
	Title:	Chief Financial Officer and Principal Financial Officer

Date: May 10, 2023	By:	/s/ Sammaad R. Shams
	Name:	Sammaad R. Shams
	Title:	Corporate Accounting Officer and Principal Accounting Officer

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